Exhibit 99.1

Largest published study shows pituitary tumor removal improved by iMRI and endoscopy together

IMRIS VISIUS intraoperative MRI use enhances patient outcomes

MINNEAPOLIS, June 4, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that a published retrospective study indicates that use of VISIUS intraoperative MRI (iMRI) combined with endoscopy for transsphenoidal surgery (surgical access through the nose) increases the amount of pituitary (adenoma) tumor removal compared to conventional microscopy without iMRI. The amount of tumor removal using iMRI was also associated with longer patient survival, according to the article.

The retrospective study comparing 446 patients at Barnes-Jewish Hospital in St. Louis published online in the journal Pituitary showed that iMR revealed that tumor removal was incomplete for 56 out of 156 patients (35.9 percent). Since this additional tumor was discovered by intraoperative MR rather than postoperative MR, the surgery was able to continue to remove additional tumor. For 15 of these patients (or 9.6 percent), the article states, this additional tumor removal changed their outcome classification which significantly improved the progression-free survival rate for these patients.

"We found in this analyses that the endoscopy and iMRI have a complementary role in increasing resection in procedures with transsphenenoidal approaches," said Dr. Michael Chicoine, one of the study authors and associate professor of neurosurgery at the Washington University School of Medicine. "While follow up of our patients is ongoing, the data suggest that extent of resection can be used as a suitable measure of long-term survival and quality of life."

The extent of tumor removal results are similar to published studies focused on removing brain tumors accessed through the skull which report that in 55% of glioma tumor cases, the surgeon resected additional tumor after iMRI. In addition, a 2011 iMRI study led by Dr. Chicoine showed that 93 percent of iMRI cases had gross total resection while 65 percent of non-iMRI surgeries achieved total resection.

This pituitary tumor analyses was the largest study using iMRI and endoscopy together and the first using a VISIUS Surgical Theatre - where surgeons have on-demand access to real-time data and diagnostic quality imaging during the procedure from the OR table. Patient transport for imaging is eliminated with VISIUS iMRI as the scanner uniquely moves to the patient on ceiling-mounted rails. With imaging more accessible during surgery, it is more likely to be incorporated into the procedure.

IMRIS CEO and President Jay D. Miller added, "This study provides more evidence of the impact and value of intraoperative MR, especially with the diagnostic quality imaging only IMRIS can provide during surgery without moving the patient. We continue to work with leading neuroscience centers to find ways to enable new neurosurgical techniques and procedures to improve patient outcomes."

IMRIS supports ongoing studies and research regarding the use and benefits of ceiling-mounted iMRI through an expanding Washington University School of Medicine multicenter neurosurgical database called I-MiND (IMRIS Multicenter iMRI Neurosurgery Database) which includes a growing number of leading hospitals. In addition, IMRIS produces proprietary head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

Published online on March 6 in the journal Pituitary, the article is titled: "Combined high-field intraoperative magnetic resonance imaging and endoscopy increase extent of resection and progression-free survival for pituitary adenomas." Information on the article can be found: http://www.ncbi.nlm.nih.gov/pubmed/24599833.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 04-JUN-14